EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated December 30, 2008, relating to the consolidated financial statements (which reports express an unqualified opinion on the consolidated financial statements and include explanatory paragraphs relating to (1) the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) in 2008 and (2) the presentation of the Company’s Rossignol and golf equipment businesses as discontinued operations) of Quiksilver, Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended October 31, 2008.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
August 28, 2009